Exhibit 21.1

Subsidiaries of the Company:

Name of Subsidiary	State/Jurisdiction of Organization
Executive Monetary Management, Inc.	New York
Neuberger Berman Art Advisory Services Inc.	Delaware
Neuberger Berman, LLC	Delaware
Neuberger Berman Management Inc.	New York
Neuberger Berman Trust Company of Delaware	Delaware
Neuberger Berman Trust Company, N.A.	United States
Neuberger & Berman Agency, Inc.	New York
Neuberger Berman PTY LTD	Australia
Neuberger Berman Asset Management, LLC	Delaware
Sage Partners, LLC	New York